EXHIBIT 99.1

B2Gold Provides an Update on Goose Mine Commissioning, Confirms Consolidated 2025 Production Guidance Range, and Provides Operational Updates for the Fekola, Masbate, and Otjikoto Mines

VANCOUVER, British Columbia, Sept. 15, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is announcing an update on operational performance year-to-date in 2025 at each of its four mines. B2Gold confirms 2025 total annual gold production of between 970,000 and 1,075,000 ounces.

Goose Mine - Canada

The Goose Mine achieved first gold pour on June 30, 2025

The mine remains on track for commercial production in the coming weeks, and estimates strong gold production in Q4 2025

Project commissioning activities are nearing completion at the Goose Mine. Since first gold production in late June 2025, the Goose mill is achieving consistent performance and daily throughput is increasing. Current daily throughput is approximately 75% of the 4,000 tonnes per day (“tpd”) design capacity (above the Company’s targeted average commercial production rate of 65% of the design capacity) and will increase to full design capacity in the near term as described below.

B2Gold anticipates achieving commercial production at the Goose Mine in the coming weeks. The Goose Mine is currently operating, and plans to achieve commercial production, with the use of supplemental mobile crushing capacity to ensure a consistent feed of crushed ore to the mill, as crushing plant capacity has been limited during the third quarter of 2025. B2Gold believes that with this supplemental mobile crushing capacity the Goose mill can operate at design capacity of 4,000 tpd following the throughput ramp-up. Permanent optimizations to the primary crushing and secondary grinding circuits and the installation of surge bin capacity have been engineered, designed, and are being implemented. Use of the mobile crusher is expected to allow the mill to run at design throughput while these modifications are implemented.

Due to the crushing plant capacity shortfall in the third quarter of 2025, B2Gold is modifying its 2025 gold production guidance for the Goose Mine to 80,000 to 110,000 ounces (original guidance range of 120,000 to 150,000 ounces). B2Gold anticipates gold production in the fourth quarter of 2025 to be in line with original estimates of approximately 70,000 ounces. The Company reiterates the near-term and long-term gold production estimates at the Goose Mine, which included gold production forecasts of approximately 250,000 ounces of gold production in 2026, approximately 330,000 ounces of gold production in 2027, and average annual gold production for the initial full six years of operations (2026 to 2031 inclusive) of approximately 300,000 ounces per year, based only on existing Mineral Reserves.

In addition, work continues on the multiple optimization studies for the Goose Mine as previously announced in March 2025, including the evaluation of a flotation / concentrate leach process and the potential installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could expand mill throughput capacity up to 6,000 tpd. The results of these studies are expected to be finalized in late 2025, and will also reflect two additional value drivers for the Goose Mine related to the potential reduction in carbon taxes paid over the life of the mine, and a reduction in the annual amount of fuel consumed as a result of equipment optimizations.

Fekola Complex - Mali

Fekola has continued the strong operational performance exhibited in the first half of the year into the third quarter of 2025. As of early September 2025, Fekola Complex gold production remains ahead of budgeted levels year-to-date. On July 30, 2025, the State of Mali granted approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine. Subsequent to receipt of the underground mining approval, the Company commenced stope ore production at Fekola underground, and Fekola underground ore is currently being processed through the Fekola mill. Initial underground gold grade reconciliations have been positive compared to the resource model.

The Company continues to expect to receive the Fekola Regional exploitation permit by the end of the third quarter of 2025. Upon receipt of the exploitation permit for Fekola Regional, mining pre-stripping activities will commence immediately for a period of three months, followed by initial gold production expected to commence in early 2026. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Fekola Regional gold production is expected to begin in early 2026 and will ramp up to average approximately 180,000 ounces per year over its first five years of production from 2026 through 2030, with a mine life expected to extend well into the 2030’s.

B2Gold reiterates its 2025 gold production guidance for the Fekola Complex of 515,000 to 550,000 ounces. The Company is modifying the components of how the Fekola Complex gold production guidance will be achieved to optimize the production profile. Based on the timing of the Fekola Regional exploitation permit by end of the third quarter of 2025, no gold production from Fekola Regional is anticipated in 2025. Fekola underground performance has exceeded expectations since receipt of the underground mining approval in late July 2025, and is now anticipated to contribute between 30,000 and 40,000 ounces of gold production this year (original guidance range of 25,000 to 35,000 ounces). Mining activities at the Fekola and Cardinal open pits are anticipated to contribute between 485,000 and 510,000 ounces of gold production in 2025 (original guidance range of 470,000 to 490,000 ounces).

Otjikoto Mine - Namibia

The Otjikoto Mine has continued to outperform expectations into the third quarter of 2025. As previously disclosed, open pit mining activities at Otjikoto are scheduled to conclude in the near-term. During mining of the final phases of the Otjikoto pit, ore tonnes and average gold grade mined have exceeded expectations providing more robust ore stockpiles than previously anticipated.

Due to the positive ore tonne and grade reconciliations described above, the Company is increasing its 2025 gold production guidance for the Otjikoto Mine to 185,000 to 205,000 ounces (original guidance range of 165,000 to 185,000 ounces).

B2Gold is pleased to announce it has approved a development decision on the Antelope underground deposit at the Otjikoto Mine. Subsequent to the release of the Preliminary Economic Assessment results for the Antelope deposit on February 4, 2025, the Company has completed further optimization work on a small-scale, low-cost, underground gold mine at Antelope, and believe that the estimated pre-production capital cost can be reduced from $129 million to $105 million. The majority of pre-production capital is estimated to be spent in 2026 and 2027, with production from Antelope having the potential to increase Otjikoto Mine gold production to approximately 110,000 ounces per year over the life of the Antelope underground mine.

Masbate Mine – The Philippines

The Masbate Mine has also outperformed expectations in the third quarter of 2025, a continuation of the outperformance experienced in the first half of 2025. At the beginning of 2025, Masbate was projected to process 8.0 million tonnes of ore at an average grade of 0.88 grams per tonne gold with a process gold recovery of 79.9%. Throughout the first half of 2025, mill throughput exceeded expectations while mill feed grade and gold recoveries have been in line with expectations.

Based on the strong mill throughput rates experienced in the first half of 2025 that are expected to continue into the second half of the year, B2Gold is increasing its 2025 gold production guidance for the Masbate Mine to 190,000 to 210,000 ounces (original guidance range of 170,000 to 190,000 ounces).

About B2Gold Corp.

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries. B2Gold forecasts gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 28, 2025, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" ("collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025; the Goose Mine achieving commercial production in the next few weeks, and achieving strong production in Q4 2025; the Goose mill being able to operate at 4,000 tpd throughput; 2025 gold production at the Goose Mine of 80,000 to 110,000 ounces; Q4 2025 gold production at the Goose Mine of 70,000 ounces; 2026 gold production at the Goose Mine of approximately 250,000 ounces; 2027 gold production at the Goose Mine of approximately 330,000 ounces; average annual gold production of approximately 300,000 ounces from 2026 to 2031 at the Goose Mine; receiving the Fekola Regional exploitation permit in Q3 2025; initial gold production from Fekola Regional in early 2026; average annual gold production of approximately 180,000 ounces from 2026 through 2030 at Fekola Regional; the mine life of Fekola Regional extending well into the 2030’s; 2025 gold production at the Fekola Complex of 515,000 to 550,000 ounces; Fekola underground gold production of 30,000 to 40,000 ounces in 2025; Open pit gold production at Fekola and Cardinal of 485,000 to 510,000 ounces in 2025; 2025 gold production at the Otjikoto Mine of 185,000 to 205,000 ounces; pre-production capital cost of $105 million to develop the Antelope deposit; the Otjikoto Mine producing approximately 110,000 ounces of gold per year over the life of the Antelope underground mine; 2025 gold production at the Masbate Mine of 190,000 to 210,000 ounces. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Canada, and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold, please visit the Company’s website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations, Corporate Development & Treasury
+1 604-681-8371
investor@b2gold.com